Exhibit 99.84

REPORT OF VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the special meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. (“Cybin”) held on May 21, 2021 (the “Meeting”).

There were 30 Shareholders represented in person or by proxy at the Meeting holding 40,050,735 common shares, representing 27.08% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.

1.	Share Consolidation

The resolutions were passed approving matters related to a consolidation of the common shares by a ratio of up to 10:1, as more fully described in the management information circular dated April 22, 2021. Voting results are as set out below:

Votes For		Votes Against
#	%	#	%
39,861,250	99.71	114,385	0.29